Exhibit 99.2

VERSES Releases Latest Version of Genius™

Powerful New Features Include High Performance Agent, Advanced Reasoning, Planning, and Explainability

VANCOUVER, British Columbia, Dec. 11, 2024 — VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) (“VERSES’’ or the “Company”), a cognitive computing company specializing in next-generation intelligent systems, announces the release of a software update of its flagship product Genius™ to its beta program participants.

“Our flagship product, Genius, features a collection of tools designed for developing and deploying Genius agents, assisting machine learning practitioners—such as programmers, coders, engineers, and researchers—in tackling unprecedented AI challenges,” said Hari Thiruvengada, Ph.D., VERSES® Chief Technology Officer. “In this release, we are introducing powerful enhanced reasoning and planning capabilities, accompanied by comprehensive explainability, to our toolkit. Furthermore, we have improved the user experience by providing a new model building interface with simplified tutorials and deployment processes based on initial feedback from early beta users. This is merely the beginning of our commitment to continuous improvement. Looking ahead, our product roadmap is strategically designed to deliver additional valuable and advanced capabilities to our customers shortly.”

“Led by Hari, our product team has done an incredible job advancing Genius towards this commercial release,” said Gabriel René, founder and CEO of VERSES. “Genius is truly groundbreaking with capabilities beyond state of the art Gen AI tools. Genius enables agents to reason, like we do as humans, to plan and take actions based on that reasoning, while offering explainability and traceability. We are excited with this rollout to get these tools into new partners and developers hands, to empower them to elevate their abilities to create agent-based solutions across a spectrum of industries.”

“Beyond this, we look forward to showcasing some of the early performance results in comparison to other AI models both in benchmark tests as well as additional side by side demonstrations in the near future.”

This release will initially be available to existing beta partners, select journalists, and industry experts.

The Company anticipates offering the commercial release of Genius to new partners in the coming months.

Product Features:

Genius Agent: A simplified and high-performing standard agent that can run on any compatible data model.

Modeling & Validation Tooling: Intuitive low-code user interface for modeling and structuring cause and effect in data.

Robust APIs: enable users to directly access and integrate inference capabilities to their existing tools and infrastructure.

Enhanced Inference and Learning: Advanced Reasoning and planning for making decisions with uncertainty using Bayesian inference.

Genius User Enablement: Simplified tutorials and examples allow users to start quickly and achieve value faster.

Ease of installation and use: VERSES Cloud hosted offering enables quick access and availability.

User Analytics: Integrated tools for user analytics for optimal management of features and user performance.

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius, is a suite of tools for machine learning practitioners to model complex dynamic systems and generate autonomous intelligent agents that continuously reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn, and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among other things, statements regarding potential future smart city projects, and the ability of the Company to satisfy the intended goals and objectives of the current smart city project.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward- looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSUS’ actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors may include, among other things, the ability of the Company to negotiate contracts for future smart city projects, or the ability of the Company to achieve the intended goals and objectives of the current smart city project. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the risk that the Company will be unsuccessful in negotiating contracts for future smart city projects; and that the Company may not be able to achieve the intended goals and objectives of the current smart city project. VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.